October 4, 2018

Evan Levine
Chief Executive Officer
Probility Media Corporation
1517 San Jacinto Street
Houston, Texas 77002

       Re: Probility Media Corporation
           Information Statement on Form Pre14C
           Filed on September 28, 2018
           File no. 000-55074

Dear Mr. Levine:

       We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form Pre14C, filed on September 28, 2018, File no. 000-55074

General

1. We note your disclosure that "current executive officers and directors" representing approximately 54% of your outstanding shares of voting stock executed and delivered written consents authorizing the corporate actions to be taken. Your beneficial ownership table, however, indicates that officers and directors, as a group, only hold 38.5% of your common stock; it is not clear how you determined that the requisite voting power to approve the actions was satisfied. Please tell us the method by which the written consents of the consenting stockholders were obtained and identify the stockholders or group of stockholders whose consents you solicited. Disclose the percentage of votes that each represents. Additionally, if necessary, update your beneficial ownership and principal shareholder disclosures.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Evan Levine
Probility Media Corporation
October 4, 2018
Page 2

action by the staff.

       Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Celeste
M. Murphy,
Legal Branch Chief, at 202-551-3257, with any questions.



FirstName LastNameEvan Levine                             Sincerely,
Comapany NameProbility Media Corporation
                                                          Division of
Corporation Finance
October 4, 2018 Page 2                                    Office of
Telecommunications
FirstName LastName